January 20, 2006




VIA EDGAR AND FAX

Mr. Brad Skinner
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

          Re:  Activision, Inc. (File No. 001-15839)
               Form 10-K:  For the Fiscal Year Ended March 31, 2005
                           Filed June 9, 2005
               Form 10-Q:  For the Fiscal Quarter Ended June 30, 2005
                           Filed August 4, 2005


Dear Mr. Skinner:

     This letter is submitted on behalf of Activision, Inc. ("Activision" or the "Company") in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filings, as set forth in your letter to Robert A. Kotick, dated December 21, 2005.

     For reference purposes, the text of your letter dated December 21, 2005 has been reproduced herein with the Company's response below each numbered comment. All capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the filings noted above.

Form 10-K for the Fiscal Year Ended March 31, 2005

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 18. Quarterly Financial and Market Information (Unaudited), page F-35

STAFF COMMENT

1. We have read your response to prior comment number 2 and do not believe it is appropriate for you to rely on Question 2 of SAB Topic 6 (G)(1)(a) that is intended to allow registrants in specialized industries to modify their presentations. At a minimum you should report cost of revenue as described in Question 3 of SAB Topic 6 (G)(1)(a). In addition,we note that complying with Item 302(a)(1) of Regulation S-K does not preclude you from continuing to present operating income within these disclosures. Please revise your presentation to comply.

MANAGEMENT RESPONSE

     In order to respond to the staff's comment above, Activision shall prospectively revise the presentation of this footnote to include cost of sales for each of the quarters in the two fiscal years ending March 31, 2006 beginning with our footnote disclosure for our Form 10-K for the fiscal year ending March 31, 2006. We do not currently disclose "gross profit" as a separate subtotal in our statement of operations; however, we do present the separate components of costs of sales which would enable a reader to compute "gross profit" at each filing date. As described in Question 3 of SAB Topic 6 (G)(1)(a) and recommended in the staff's comment, disclosing our cost of sales within the Quarterly Financial and Market Information footnote would enable users to compute "gross profit" and would remain consistent with the line items within our statement of operations. Although we concur with the staff's position, we believe that filing an amendment to our Form 10-K for the fiscal year ended March 31, 2005 does not provide the reader with new or previously undisclosed information as gross profit can be calculated directly using costs of sales as presented in our statement of operations in our previous filings and therefore we believe prospective treatment for this disclosure is appropriate.


Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Item 2. MD&A of Financial Condition and Results of Operations

Liquidity and Capital Resources

Key Balance Sheet Accounts, page 40

STAFF COMMENT

2. We have read your response to prior comment number 5 that was submitted confidentially under Rule 83. Please explain to us how you considered the disclosure requirements of paragraph 33 of APB 20.

MANAGEMENT RESPONSE

     Paragraph 33 of APB 20 states: "The effect on income before extraordinary items, net income and related per share amounts of the current period should be disclosed for a change

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     in estimate that affects several future periods, such as a change in service lives of depreciable assets or actuarial assumptions affecting pension costs. Disclosure of the effect on those income statement amounts is not necessary for estimates made each period in the ordinary course of accounting for items such as uncollectible accounts or inventory obsolescence; however, disclosure is recommended if the effect of a change in estimate is material." Given our practice of reviewing and, if necessary, updating the estimates and assumptions of price protection and returns each quarter and the similarities of the reserve for price protection and returns to reserves for uncollectible accounts or inventory obsolescence, we believe that our estimates made for reserves for sales returns and price protection are clearly made in the ordinary course of accounting. In addition, as noted in our previous response letter, we looked at our changes in estimate using a comparison of the net revenue recorded during the initial quarter of shipment for the titles in question, to the net revenue, adjusted for the additional reserves recorded to date. This comparison indicated a difference of less than 5% for each of the impacted titles. Based upon this comparison, we did not deem the changes in estimate made in the ordinary course of accounting to be material for specific separate disclosure. We believe that our discussion of our critical accounting policy surrounding the allowance for returns and price protection as well as the qualitative disclosures regarding increases in price protection reserves related to channel inventory due to reduced pricing for catalog titles combined with a large percentage of catalog inventory in the channel, disclosed within the MD&A in the Key Balance Sheet Accounts section and under Cost of Sales - Product Costs, is adequate given the disclosure recommendations of paragraph 33 of APB 20.

     If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 496-5238 or George Rose, Esq., our Sr. Vice President and General Counsel, at (310) 255-2603.

                                           Sincerely,

                                           /s/ Thomas Tippl

                                           Thomas Tippl


cc:  Robert A. Kotick
     Rob Helmholz (PricewaterhouseCoopers LLP)
     Brian G. Kelly
     George Rose, Esq.
     Kenneth L. Henderson, Esq. (Bryan Cave LLP)
     Stathis Kouninis
     Mark Kronforst

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